BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

02049183

July 31, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

P

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b), *Securities Act* of 1934
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 10, 2002:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended March 31, 2002 with relevant Quarterly report on BC Form 51-901F.

B. Copies of news releases issued during the relevant period.

C. Copy of BC Form 45-902F filed with the British Columbia Securities Commission.

D. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

E. Copies of TSX Venture Exchange letters of approval.

dlw 8/20

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A
X Schedules B and C
(Place X in appropriate category.)

02 AUG 15 AM 12:47

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	MARCH 31, 2002	2002/06/12

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/06/12

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2002/06/12

(Electronic signatures should be entered in "quotations".)

82-3923

MAXIMUM VENTURES INC.
QUARTERLY REPORT
March 31, 2002

Schedule A: Financial Information

– See consolidated financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses:*** Refer to Schedule A – Statement of Operations and deficit

2. ***Related party transactions:*** Refer to note 3 in Schedule A

3. ***Summary of securities issued and options granted during the quarter***

   a) Securities issued during the quarter ended March 31, 2002: Nil

   b) Options granted during the quarter ended March 31, 2002: Nil

4. ***Summary of securities as March 31, 2002:***

   a) Authorized share capital - 100,000,000 common shares without par value.

   b) Shares issued and outstanding – 5,560,171 shares for a total of $3,012,611.

   c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	546,017	$0.145	July 18, 2002
Warrants	3,181,818	$0.13	March 31, 2002
Warrants	666,666	$0.18	March 31, 2002

   d) As at March 31, 2002, 107,142 common shares were held in escrow by the Company's transfer agent.

Schedule B: Supplementary Information - Page 2

5. List of directors and officers as of March 31, 2002:

D. Brooks	Director/President
L. Drinovz	Director
H. Burnett	Director
G. Wegner	Corporate Secretary

Schedule C: Management Discussion

- See Attached.

MAXIMUM VENTURES INC.
QUARTERLY REPORT
March 31, 2002

MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Maximum Ventures Inc. (the "Issuer") is a venture company whose shares are listed and called for trading on the TSX Venture Exchange.

Maximum incurred a net loss of $56,244 ($0.01 per share) for the six-month period ended March 31, 2002, as compared to a loss of $115,724 ($0.01 per share) for the comparative period in 2001. The decrease in net loss was due to consulting and property investigation expense reductions during the period.

RESOURCE PROPERTIES

The Issuer's principal business is the acquisition, exploration and development of mineral properties. Currently, the Issuer has no properties and the Issuer did not incur exploration expenditures during the six months ended March 31,2002.

On May 10, 2002, the Issuer entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp., a private British Columbia company. Consideration for the acquisition of 100% interest includes $350,000 in cash payments, $500,000 in exploration work and the issuance of 200,000 common shares in the Issuer's capital to Braniff. The Issuer will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash. The acquisition is subject to TSX Venture Exchange acceptance for filing.

FINANCING

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. The Issuer did not conduct any financing activities during the six months ended March 31, 2002.

On April 22, 2002 the Issuer agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. All securities will be subject to a one-year hold period.

The proceeds of the private placement will be used for general corporate purposes. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

On April 29, 2002 the Issuer agreed to a private placement of its securities to raise $200,000 which will consist of the sale of 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share.

The proceeds of the private placement will be used for general corporate purposes. A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

On May 13, 2002 the Issuer agreed to a private placement of its securities to raise $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. A portion of the private placement will be issued on a flow-through basis.

The proceeds of the private placement will be used for the proposed Stump Lake property acquisition and exploration thereof and for general corporate purposes. A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Issuer during the six month period.

OUTLOOK

The Issuer has filed three private placements to raise up to $600,000 and entered into an option to acquire a gold polymetalic mineral deposit in British Columbia in connection with its reactivation.

INACTIVE STATUS

Effective November 15, 2000, the Issuer was declared inactive under regulatory policies.

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

March 31, 2002, and 2001

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.

BALANCE SHEETS
March 31, 2002
(Unaudited – Prepared by Management)

	March 31, 2002	September 30, 2001
ASSETS		
Current		
Cash	$ 6,502	$ 2,806
Accounts Receivable	2,040	4,101
Prepaid Expense	-	375
	8,542	7,282
LIABILITIES		
Current		
Accounts Payable and Accrued Liabilities	$ 158,515	$ 129,539
Due to related parties	63,743	35,215
	222,258	164,754
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital - Note 2	3,012,611	3,012,611
Deficit	(3,226,327)	(3,170,083)
	(213,716)	(157,472)
	$ 8,542	$ 7,282

APPROVED BY DIRECTORS:

"Douglas Brooks" ______, Director
Douglas Brooks

"Leeta Drinovz" ______, Director
Leeta Drinovz

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED MARCH 31, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Month Ended March 31 2002	Six Months Ended March 31 2002	Three Months Ended March 31 2001	Six Months Ended March 31 2001
EXPENSES				
Bank charges and interest	$ 6,634	$ 12,098	$ 2,029	$ 14,416
Consulting	-	-	-	25,000
Management fees	7,500	15,000	7,500	15,000
Miscellaneous property investigation	-	-	-	32,821
Office & miscellaneous	1,369	3,769	150	1,951
Professional fees	5,234	7,384	2,000	15,356
Rent	9,000	13,500	4,500	9,000
Transfer agent and filing fees	3,918	4,493	1,057	2,028
Travel and promotion	-	-	152	152
NET LOSS FOR THE PERIOD	33,655	56,244	17,388	115,724
DEFICIT, BEGINNING OF THE PERIOD	3,192,672	3,170,083	3,094,187	2,995,851
DEFICIT, END OF PERIOD	$ 3,226,327	$ 3,226,327	$ 3,111,575	$ 3,111,575
NET LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

STATEMENTS OF CHANGES IN CASH FLOWS
FOR THE SIX MONTHS ENDED MARCH 31, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended March 31 2002	Six Months Ended March 31 2002	Three Months Ended March 31 2001	Six Months Ended March 31 2001
OPERATIONS				
Net loss for the period	$ (33,655)	$ (56,244)	$ (17,388)	$ (115,724)
Changes in non-cash working capital items:				
Accounts receivable	2,951	2,061	(909)	(1,065)
Prepaid expenses	-	375	376	(749)
Accounts payable	34,665	57,504	15,556	(320,188)
	3,961	3,696	(2,365)	(437,726)
FUNDS USED BY OPERATING ACTIVITIES	3,961	3,696	(2,365)	(437,726)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	3,961	3,696	(2,365)	(437,726)
CASH, BEGINNING OF THE PERIOD	2,541	2,806	17,582	452,943
CASH, END OF PERIOD	$ 6,502	$ 6,502	$ 15,217	$ 15,217

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six-months ended March 31,2002
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2001 audited financial statements.

Effective November 15, 2000, the Company has been designated as Inactive by the Canadian Venture Exchange, now called the TSX Venture Exchange, until the Company meets Tier Maintenance Requirements as outlined in the TSX Venture Exchange Policy 2.5. (refer to note 4.5)

Note 2 **Share Capital**

Authorized:

100,000,000 common shares without par value.

	Number of Shares	Dollar Value
Balance September 30, 2001	5,560,171	$3,012,611
Balance March 31, 2002	5,560,171	$ 3,012,611

At the Company's Annual General meeting held on March 28, 2002 members approved a consolidation of the Company's share capital on the basis of one-new- for four-old shares or alternatively, one-new for two-old shares and to change its name to Consolidated Maximum Ventures Inc. or such other name as the board of directors may approve. This consolidation of share capital has not been submitted to the TSX Venture Exchange for acceptance for filing.

Commitments

Stock-based Compensation Plan

At March 31, 2002 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
546,017	$0.145	July 18, 2002

As of March 31, 2002, the company's transfer agent held 107,142 common shares in escrow.

Note 2 **Share Capital- cont'd**

Commitments – cont'd

Warrants

At March 31, 2002 the following share purchase warrants expired unexercised:

Number of Warrants	Exercise Price	Expiry Date
3,181,818	$0.13	March 31, 2002
666,666	$0.18	March 31, 2002
3,848,484		

Note 3 **Related Party Transactions**

The total of $15,000 in management fees and $5,070 in interest charges were incurred with a company with a director in common. At March 31, 2002, accounts payable includes $57,158 owing to a director of the company or companies with a common director.

Note 4 **Subsequent events**

Private Placements

4.1 On April 22, 2002 the Company agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. All securities will be subject to a one-year hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

4.2 On April 29, 2002 the Company agreed to a private placement of its securities to raise $200,000 which will consist of the sale of 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share.

The proceeds of the private placement will be used for general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement.

Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

Note 4 **Subsequent events- cont'd**

4.3 On May 13, 2002 the Company agreed to a private placement of its securities to raise $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement will be issued on a flow-through basis.

The proceeds of the private placement will be used for the proposed Stump Lake property acquisition (refer note 4.4 below) and exploration thereof and for general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement.

Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

4.4 Property acquisition

The Company has entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold, a private British Columbia company.

The Stump Lake gold property contains polymetallic, precious-metal-bearing mineralization and is located 38 kilometres south of Kamloops and 3 kilometres southeast of Stump Lake. Access to the property is excellent.

In terms of the agreement the Company may acquire up a 100% interest in the property by making a total contribution of $850,000, of which $350,000 is in cash and $500,000 is in exploration work. The 100% interest is subject to a 3% net smelter return. Upon the Company reaching a total contribution of $450,000 by November 30, 2003, of which $250,000 is in cash and $200,000 is in exploration work, a 50% interest in the property shall be vested. Similarly, upon the total contribution reaching $700,000 in cash and exploration work, the Company shall be vested with a 75% interest in the property.

Consideration for the acquisition of 100% interest includes $350,000 in cash payments and $500,000 in exploration work. Consideration also includes the issuance of 200,000 common shares in the Company's capital to Braniff.

The Company will become the operator upon earning a 50% interest. Braniff Gold has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Company having earned its 100% interest in the property, by paying $225,000 in cash. Mr. Anthony Beruschi controls Braniff Gold.

4.5 *Inactive status*

The Company is currently on notice of suspension and has been given until May 26, 2002 to

Note 4 **Subsequent events- cont'd**

provide a final submission to the TSX Venture Exchange evidencing that it meets tier two maintenance requirements. Failing to do so will result in a suspension of trading in the Company's shares.

As part of its reactivation plan the Company has filed three private placements with the TSX Venture Exchange (refer to notes 4.1, 4.2 and 4.3 above) through which it plans to raise $600,000. It has also entered into an agreement for the acquisition of up to 100% interest in the Stump Lake epithermal gold property (refer note 4.4 above) from Braniff Gold, a private British Columbia company which proposed acquisition has been submitted to the TSX Venture Exchange for acceptance for filing.

82-3923

MAXIMUM VENTURES INC.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Telephone: (604) 669-5819 Facsimile: (604) 669-5886
Toll Free: 1-888-880-2288

Trading Symbol: MVI
May 13, 2002

12g3-2(b): 82-3923

Stump Lake Epithermal Gold Property Optioned

Maximum is pleased to announce that it has entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake Epithermal Gold Property from Braniff Gold Corp., a private British Columbia company.

The Stump Lake Gold Property contains polymetallic, precious metal bearing mineralization and is located in southcentral British Columbia approximately 38 kilometres south of Kamloops and 3 km southeast of Stump Lake. Access to the Stump Lake Propety is excellent.

Historical small-scale underground production on the property dates back to 1889. Underground production between 1917-1919 reportedly averaged 4.9 g/t gold, 1753.4 g/t silver, 2.4 % zinc and 1.4% lead from the property.

Historical exploration work on the Stump Lake Property to date includes underground adits, surface mapping, geochemical and geophysical surveys and 2480 metres of diamond drilling. Gold values in grab samples taken from the property have been reported as high as 10.1 g/t gold with silver values from surface grab samples reported as high as 239.27 g/t silver.

Work on the property during the 1980's by Anglo American Resources Inc. consisted of geological mapping and geochemical and IP geophysical surveys over large areas of the property. Follow-up diamond drilling by Anglo American using the raw IP data had limited success in intersecting mineralization. Recent reassessment of the IP survey by Braniff Gold suggests that the initial interpretation of the IP data was incorrect resulting in limited success of the drill program. Since 1998, Braniff has incurred expenditures in excess of $175,000 in connection with the property.

The reinterpretation of the IP data outlined four main IP anomalies which were not tested by previous diamond drilling. Three of the four IP anomalies are coincident with identified geochemical surface anomalies and known zones of mineralization. Three of the four IP anomalies have a greater than one kilometre strike length and are up to 300 m in width, with the longest measuring approximately 1900 metres in length by 250 m in width. These coincident geochemical and IP anomalies hold great potential to outline areas containing high-grade mineralization at surface and extending to depth.

Maximum is working towards testing these targets and expects to conduct further work on the property with the intention of developing additional drill targets along with the current drill targets identified by Braniff Gold's consulting geologists.

Maximum may acquire up to a 100% interest in the property by making a total contribution of \$850,000, of which \$350,000 is in cash and \$500,000 is in exploration work. The 100% interest is subject to a 3% NSR. Upon Maximum reaching a total contribution of \$450,000 by November 30, 2003, of which \$250,000 is in cash and \$200,000 is in exploration work a 50% interest in the property shall be vested. Similarily, upon the total contribution reaching \$700,000 in cash and exploration work, Maximum shall be vested with a 75% interest in the property.

Maximum will become the operator upon earning a 50% interest. Braniff Gold has a one time back in right to acquire a 25% participating interest in the property, exercisable at anytime within 6 months of Maximum having earned its 100% interest in the property, by paying \$225,000 in cash. Braniff Gold Corp. is controlled by Mr. Anthony Beruschi.

In connection with the above proposed acquisition, Maximum Ventures Inc. also announces that it has agreed to a private placement of its securities to raise up to \$300,000 which will consist of the sale of up to 3,000,000 units at \$0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Maximum at a price of \$0.10 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for the proposed Stump Lake property acquisition and exploration thereof and for general corporate purposes.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

MAXIMUM VENTURES INC.

Per: *Douglas B. Brooks*
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM VENTURES INC.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Telephone: (604) 669-5819 Facsimile: (604) 669-5886
Toll Free: 1-888-880-2288

Trading Symbol: MVI
May 17, 2002

12g3-2(b): 82-3923

REACTIVATION

As part of its reactivation, Maximum Ventures Inc. (the "Company") has recently announced three private placements through which it plans to raise up to a total of $600,000. Two of the private placements have been filed with the TSX Venture Exchange for acceptance for filing.

The Company is currently on notice of suspension and has been given until May 26, 2002 to provide a final submission to the TSX Venture Exchange evidencing that it meets Tier 2 Tier Maintenance Requirements, failing which trading in the Company's shares will be suspended.

Also as part of its reactivation, the Company has entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake Epithermal Gold Property from Braniff Gold Corp., a private British Columbia company, subject to a 3% NSR, as announced on May 13, 2002. Consideration for the acquisition of a 100% interest includes $350,000 in cash payments and $500,000 in exploration work. Consideration also includes the issuance of 200,000 common shares in the Company's capital to Braniff. The issuance of these shares was not included in the Company's news release of May 13, 2002.

The property acquisition is subject to TSX Venture Exchange acceptance for filing.

MAXIMUM VENTURES INC.

Per: Douglas B. Brooks
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82 - 3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886

June 13, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") announces that its unaudited interim financial statements for the period ended March 31, 2002 have been filed. Maximum incurred a net loss of $56,244 ($0.01 per share) for the six-month period ended March 31, 2002, as compared to a loss of $115,724 ($0.01 per share) for the comparative period in 2001. The decrease in net loss was due to consulting and property investigation expense reductions during the period.

Subsequent to March 31, 2002, the Company announced and filed three private placements to raise up to $600,000 and entered into an option to acquire a gold polymetalic mineral deposit in British Columbia in connection with its reactivation.

MAXIMUM VENTURES INC.

per: [signature]
Leeta Drinovz, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

July 22, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

PRIVATE PLACEMENTS CLOSED

Further to its news release of April 22, 2002, Maximum Ventures Inc. (the "Company") announces the completion of its private placement of 2,000,000 units at $0.05 per unit. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until July 17, 2003 as to 200,000 units and until July 18, 2003 as to 1,800,000 units.

Further to its news release of April 29, 2002, the Company also announces the completion of its private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until November 17, 2002 as to 40,000 units and until July 18, 2003 as to 1,960,000 units. A finder's fee of $9,700 was paid on a portion of the private placement.

MAXIMUM VENTURES INC.

per: [signature]
Douglas B. Brooks, President

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Maximum Ventures Inc.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 669-5819
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,000,000 units, each unit comprised of one common share and one one-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before July 17, 2003.

   2,000,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before July 17, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
541974 B.C. Ltd. (David Beruschi) Revelstoke, BC	200,000 units	July 17, 2002	$0.05	Section 2(c) of BCI 45-519	12 months
552744 B.C. Ltd. (Douglas Brooks) N. Vancouver, BC	200,000 units	July 17, 2002	$0.05	Section 74(2)(9) of the Act	12 months (TSX Venture Exchange)
614608 B.C. Ltd. (Renee Brickner) Vancouver, BC	500,000 units	July 17, 2002	$0.05	Section 2(c) of BCI 45-519	12 months
Karen Addie Vancouver, BC	200,000 units	July 17, 2002	$0.05	Section 2(c) of BCI 45-519	12 months
China Clay Resources Inc. (Bruce Walker) Kelowna, BC	300,000 units	July 17, 2002	$0.05	Section 2(c) of BCI 45-519	12 months
GP Technologies Inc. (James Boyce) N. Vancouver, BC	100,000 units	July 17, 2002	$0.05	Section 2(c) of BCI 45-519	12 months
Rogano Enterprises Ltd. (Carlo Rogano) Revelstoke, BC	300,000 units	July 17, 2002	$0.05	Section 2(c) of BCI 45-519	12 months
Toro Ventures Inc. (Raymond Roland) Vancouver, BC	200,000 units	July 17, 2002	$0.05	Section 2(c) of BCI 45-519	12 months
630972 B.C. Ltd. (Gerald L. Gri) Vancouver, BC	970,000 units	July 17, 2002	$0.10	Section 74(2)(4) of the Act	12 months
Karen Addie Vancouver, BC	100,000 units	July 17, 2002	$0.10	Section 2(c) of BCI 45-519	12 months
Renee Brickner 307 - 2555 Discovery Street Vancouver, BC V6R 4K3	40,000 units	July 17, 2002	$0.10	Section 2(c) of BCI 45-519	12 months
Costa Brava Imports Ltd. (John Rizzuti) 4019 Hollyridge Pl. Victoria, BC V8N 5N8	100,000 units	July 17, 2002	$0.10	Section 2(c) of BCI 45-519	12 months

André M. Pauwels 4900 Mariposa Court Richmond, BC V7C 2J9	40,000 units	July 17, 2002	$0.10	Section 2(c) of BCI 45-519	12 months
Rogano Enterprises Ltd. (Carlo Rogano) Revelstoke, BC	510,000 units	July 17, 2002	$0.10	Section 2(c) of BCI 45-519	12 months
Toro Ventures Inc. (Raymond Roland) Vancouver, BC	200,000 units	July 17, 2002	$0.10	Section 2(c) of BCI 45-519	12 months
Gwen Wegner Abbotsford, BC	40,000 units	July 17, 2002	$0.10	Section 74(2)(9) of the Act	4 months (TSX Venture Exchange)

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $300,000.00.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
James Boyce 1376 Arborlynn Drive North Vancouver, BC V7J 2V3	$9,700.00 (re subscription 630972 B.C. Ltd.)	N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 19th day of July, 2002.

MAXIMUM VENTURES INC.
Name of issuer *(please print)*

Douglas B. Brooks
Signature of authorized signatory

Douglas B. Brooks, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

82-3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 13, 2002

Item 3. **Press Release**

Press Release dated May 13, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces entering into a property option agreement for the acquisition of up to a 100% interest in the Stump Lake Epithermal Gold Property. The Issuer also announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake Epithermal Gold Property from Braniff Gold Corp., a private British Columbia company.

The Stump Lake Gold Property contains polymetallic, precious metal bearing mineralization and is located in southcentral British Columbia approximately 38 kilometres south of Kamloops and 3 km southeast of Stump Lake. Access to the Stump Lake Property is excellent.

Historical small-scale underground production on the property dates back to 1889. Underground production between 1917-1919 reportedly averaged 4.9 g/t gold, 1753.4 g/t silver, 2.4 % zinc and 1.4% lead from the property.

Historical exploration work on the Stump Lake Property to date includes underground adits, surface mapping, geochemical and geophysical surveys and 2480 metres of diamond drilling. Gold values in grab samples taken from the property have been reported as high as 10.1 g/t gold with silver values from surface grab samples reported as high as 239.27 g/t silver.

Work on the property during the 1980's by Anglo American Resources Inc. consisted of geological mapping and geochemical and IP geophysical surveys over large areas of the property. Follow-up diamond drilling by Anglo American using the raw IP data had limited success in intersecting mineralization. Recent reassessment of the IP survey by Braniff Gold suggests that the initial interpretation of the IP data was incorrect resulting in limited success of the drill program. Since 1998, Braniff has incurred expenditures in excess of $175,000 in connection with the property.

The reinterpretation of the IP data outlined four main IP anomalies which were not tested by previous diamond drilling. Three of the four IP anomalies are coincident with identified geochemical surface anomalies and known zones of mineralization. Three of the four IP anomalies have a greater than one kilometre strike length and are up to 300 m in width, with the longest measuring approximately 1900 metres in length by 250 m in width. These coincident geochemical and IP anomalies hold great potential to outline areas containing high-grade mineralization at surface and extending to depth.

The Issuer is working towards testing these targets and expects to conduct further work on the property with the intention of developing additional drill targets along with the current drill targets identified by Braniff Gold's consulting geologists.

The Issuer may acquire up to a 100% interest in the property by making a total contribution of $850,000, of which $350,000 is in cash and $500,000 is in exploration work. The 100% interest is subject to a 3% NSR. Upon Issuer reaching a total contribution of $450,000 by November 30, 2003, of which $250,000 is in cash and $200,000 is in exploration work a 50% interest in the property shall be vested. Similarily, upon the total contribution reaching $700,000 in cash and exploration work, the Issuer shall be vested with a 75% interest in the property.

The Issuer will become the operator upon earning a 50% interest. Braniff Gold has a one time back in right to acquire a 25% participating interest in the property, exercisable at anytime within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash. Braniff Gold Corp. is controlled by Mr. Anthony Beruschi.

In connection with the above proposed acquisition, the Issuer also announces that it has agreed to a private placement of its securities to raise up to $300,000 which will consist of the sale of up to 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for the proposed Stump Lake property acquisition and exploration thereof and for general corporate purposes.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of May, 2002.

Douglas B. Brooks

Douglas B. Brooks, President

82-3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 17, 2002

Item 3. **Press Release**

Press Release dated May 17, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its reactivation and announces a share issuance as part consideration for the Stump Lake Property acquisition announced on May 13, 2002.

Item 5. **Full Description of Material Change**

As part of its reactivation, the Issuer has recently announced three private placements through which it plans to raise up to a total of $600,000. Two of the private placements have been filed with the TSX Venture Exchange for acceptance for filing.

The Issuer is currently on notice of suspension and has been given until May 26, 2002 to provide a final submission to the TSX Venture Exchange evidencing that it meets Tier 2 Tier Maintenance Requirements, failing which trading in the Issuer's shares will be suspended.

Also as part of its reactivation, the Issuer has entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake Epithermal Gold Property from Braniff Gold Corp., a private British Columbia company, subject

to a 3% NSR, as announced on May 13, 2002. Consideration for the acquisition of a 100% interest includes $350,000 in cash payments and $500,000 in exploration work. Consideration also includes the issuance of 200,000 common shares in the Issuer's capital to Braniff. The issuance of these shares was not included in the Issuer's news release of May 13, 2002.

The property acquisition is subject to TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of May, 2002.

Douglas B. Brooks

Douglas B. Brooks, President

82 - 3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 13, 2002

Item 3. **Press Release**

Press Release dated June 13, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of its unaudited interim financial statements for the period ended March 31, 2002 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces that its unaudited interim financial statements for the period ended March 31, 2002 have been filed. The Issuer incurred a net loss of $56,244 ($0.01 per share) for the six-month period ended March 31, 2002, as compared to a loss of $115,724 ($0.01 per share) for the comparative period in 2001. The decrease in net loss was due to consulting and property investigation expense reductions during the period.

Subsequent to March 31, 2002, the Issuer announced and filed three private placements to raise up to $600,000 and entered into an option to acquire a gold polymetalic mineral deposit in British Columbia in connection with its reactivation.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2002.

Douglas B. Brooks, President

82-3923

02 ...

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 22, 2002

Item 3. **Press Release**

Press Release dated July 22, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of two private placements of its securities.

Item 5. **Full Description of Material Change**

Further to its news release of April 22, 2002, the Issuer announces the completion of its private placement of 2,000,000 units at $0.05 per unit. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until July 17, 2003 as to 200,000 units and until July 18, 2003 as to 1,800,000 units.

Further to its news release of April 29, 2002, the Issuer also announces the completion of its private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded

until November 17, 2002 as to 40,000 units and until July 18, 2003 as to 1,960,000 units. A finder's fee of $9,700 was paid on a portion of the private placement.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, the 23rd day of July, 2002.

Gwen Wegner, ~~Secretary~~

82-3923

TSX venture EXCHANGE

June 26, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

RE: MAXIMUM VENTURES INC. ("MVI")
Private Placement-Non-Brokered – Submission No. 74607

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced April 22, 2002:

Number of Shares:	2,000,000 shares
Purchase Price:	$0.05 per share
Warrants:	2,000,000 non-transferable share purchase warrants to purchase 2,000,000 shares
Warrant Exercise Price:	$0.10 for a one year period
Number of Placees:	8 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
541974 BC Ltd. (David Beruschi)	Y	200,000
552744 BC Ltd. (Douglas Brooks)	Y	200,000
China Clay Resources Inc. (Bruce Walker)	Y	300,000

Beruschi and Company
June 26, 2002
Page two

The Company must issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff

Karen Chernoff
Analyst
Corporate Finance

KC\le
cc: Maximum Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\945587\1

82-3923

TSX Venture Exchange

June 26, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

RE: MAXIMUM VENTURES INC. ("MVI")
Private Placement-Non-Brokered – Submission No. 74619

This is to confirm that the TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced April 22, 2002:

Number of Shares:	2,000,000 shares
Purchase Price:	$0.10 per share
Warrants:	2,000,000 non-transferable share purchase warrants to purchase 2,000,000 shares
Warrant Exercise Price:	$0.10 for a two-year period
Number of Placees:	8 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Gwen Wegner	Y	40,000

Finder's Fee: James Boyce - $10,000

The Company must issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff

Karen Chernoff
Analyst
Corporate Finance

KC\lc
cc: Maximum Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\945574\1